[Gibson Dunn Letterhead]

April 30, 2019

VIA ELECTRONIC TRANSMISSION

Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of BioScrip, Inc. pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934

To Whom It May Concern:

On behalf of our client, BioScrip, Inc. (“BioScrip”), we transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of BioScrip. The Proxy Statement is to be used in connection with a special meeting of stockholders of BioScrip to vote on proposals relating to the Agreement and Plan of Merger, dated as of March 14, 2019 by and among BioScrip, HC Group Holdings II, Inc. (“Option Care”), and HC Group Holdings I, LLC, and certain other subsidiaries of BioScrip and Option Care.

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at 212-351-3872 or via e-mail at sgriffiths@gibsondunn.com.

Very truly yours,

/s/ Sean P. Griffiths

Sean P. Griffiths

Enclosures